March 7, 2013

H. Roger Schwall

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-7010

Re:	Pinnacle Foods Inc. (the “Company”)
Form S-1, File No. 333-185565 (as amended, the
“Registration Statement”)

Dear Mr. Schwall:

In order to facilitate the Staff’s review of the above Registration Statement, including the analysis of the matter referred to in comment 3 of the Staff’s comment letter, dated January 17, 2013 relating to the initial filing of the Registration Statement, we advise the Staff that we currently believe that the low end of the price range for shares of common stock will not be lower than $18.00 per share and that the high end of the range will not be higher than $20.00 per share, after giving effect to the 55.2444-for-1 stock split that we intend to effect prior to commencing the offering. Once finally determined, a bona fide estimated price range, as required by item 501(c) of Regulation S-K, will, of course, be included in the preliminary prospectus provided to prospective investors.

Additionally, in response of comment 22 to the Staff’s comment letter, dated January 17, 2013, relating to the initial filing of the Registration Statement, the Company notes that the fair value of a share of Pinnacle Foods Inc. common stock as of November 30, 2012, as adjusted to give effect to the dissolution of Peak Holding LLC and the stock split described above, and determined in the manner described in our February 1, 2013 response to comment 22, would have been $16.98. The November 30, 2012 valuation was the most recently available valuation at the time the December 2012 equity awards were made pursuant to Peak Holding LLC’s 2007 Unit Plan and the Company’s 2007 Stock Incentive Plan. Neither Peak Holding LLC nor the Company made any equity awards from September 2011 until the December 2012 grants. We note that the S&P 500 has increased by 8.8% since November 30, 2012. An 8.8% increase of the November 30, 2012 valuation would result in a current valuation of $18.48 per share, which is within the contemplated price range.

Thank you for your consideration. If you have any questions regarding the foregoing, please address them to me at (973) 541-6622 or Richard Fenyes of Simpson Thacher & Bartlett LLP at (212) 455-2812.

Sincerely,

PINNACLE FOODS INC.

By:	/s/ Craig Steeneck
	Name:	Craig Steeneck
	Title:	Executive Vice President and
Chief Financial Officer

Cc: Richard Fenyes, Esq., Simpson Thacher & Bartlett LLP